UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of December 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

VEOLIA TRANSDEV SIGNS CONTRACTS WORTH OVER 3 BILLION EUROS IN FRANCE AND ABROAD DURING FINAL QUARTER OF 2011

Paris, 21 December 2011 – Contract gains and renewals in France and abroad, including certain major ones at Group level; a continuously growing presence in the United States; a further step into the rail sector: several regional authorities have chosen Veolia Transdev or renewed their faith in us during the last quarter. The majority of these contracts commence from January 2012, although some have already taken effect.

The Veolia Transdev Group has announced that, during the final quarter of 2011, it won several firm new contracts and renewed numerous others, with a combined value of some 3.024 billion euros.

Internationally:

In the United States, Veolia Transdev is still going from strength to strength by making new gains and consolidating its presence there.
•
The group’s Veolia Transportation subsidiary has secured the largest public transport contract on American soil: the operation of the Long Island Bus service in the New York suburb of Nassau County, North America’s biggest private bus transport system used by 100,000 passengers per day. This 5-year contract represents a total value of 407.5 million euros (based on 106 million dollars annually).

•	In Seattle (Washington), the contract to run the city’s demand responsive transport has been renewed for 7 years, for a total value of 163 million euros (212 million dollars).

In Chile, the contract gained for the operation of the bus networks in the north and north-eastern suburbs of Santiago has made Veolia Transdev’s Rebus the largest bus transport network run by the Group anywhere in the world. Redbus operates nearly 600 buses in the capital (population 7.5 million), transporting over 100 million passengers per year. Worth over 300 million euros in combined turnover, this 3-year renewable contract has been secured just 5 years after the Group’s move into Chile.

In the Netherlands, Veolia Transdev subsidiary Connexxion has recorded a string of successes.
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In the urban transport sector, by winning a 10-year concession to operate trains and buses in the Arnheim-Njmegen region, for an annual turnover of 98 million euros (980 million euros in total over the whole contract period). This takes the Veolia Transdev services operating in this central region of the country to 9 trains and some 270 buses, including trolleybuses, gas-powered buses and minibuses.

•
In the demand-responsive transport sector, thanks to 3 new contracts: a major demand-responsive transport network in the city of Amsterdam, the operation of the transport network for persons of reduced mobility, also in Amsterdam, and the White Cross transport system specialising in health and ambulance transport in The Hague. Covering 5 years and with an annual value of 9.8 million euros, this contract has a total value of 49 million euros.

Veolia Transdev 36-38, avenue Kléber - F 75116 Paris veoliatransdev.com

In Germany, Veolia Transdev will be running the district bus network in the city of Hildburghausen for the next eight years and has undertaken to renew the fleet of 45 buses while at the same time offering its passengers 24/7 access to its customer services. With an annual value of 5 million euros, this contract’s overall worth comes to 40 million euros.

In France: contracts worth over 1 billion euros in turnover agreed in Chambéry, Nancy, le Havre, Mont-de-Marsan, Douai, Avignon and Longwy

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Chambéry Métropole has just renewed the contract for the operation of its urban transport network for a 6-year period, but with an area enlarged to include three additional municipalities from the Lac du Bourget metropolitan region and the additional provision of its school transport services. Veolia Transdev has committed itself to raising the number of journeys per inhabitant from 80 to 100 by 2017.

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La Communauté du Grand Nancy has entrusted Veolia Transdev with the operation of its tram and bus network for a 7-year period. The target set is to increase the network usage level to 23 million passengers by 2018, which should be facilitated by the complete restructuring of the operational network due to take place from 1 July 2013.

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La Communauté d’Agglomération havraise has signed a new 6-year contract with the CTPO for the delegated management of the conurbation’s urban public transport service. Its remit includes the introduction of two new tram lines, contactless ticketing and an intermodal station hub.

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In Mont-de-Marsan, Veolia Transdev has taken over from the Régie des Transports des Landes and has been ensuring the management and smooth running of the urban network since 31 October. The network is due to be totally restructured from 9 July 2012.

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In Douai, the Syndicat Mixte des Transports du Douaisis (SMTD) has called on Veolia Transdev to provide it with technical assistance for 1 year in four fields: the management of the operator, the operational safety regulations (STPG decree relating to the safety of guided public transport), the reorganisation of the network, and maintenance.

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La communauté d'agglomération du Grand Avignon has agreed an 8-year deal with Veolia Transdev’s TCRA subsidiary for the operation, in conjunction with its partner TGA (Transport du Grand Avignon), of its urban public transport network, which is due to be fully restructured in September 2012 and of which the network coverage has been increased by 10%.

•	Longwy:
Veolia Transdev has been awarded Longwy’s public service delegation for a period of 12 years. The new provision includes the construction of a new depot over the next four years, a tailored public transport service for disabled persons and the introduction of a ticketing system.

A further step into the rail sector

With the creation of Thello in partnership with Trenitalia, Veolia Transdev has taken a major stride into the rail market by launching the first Paris-Milan-Venice connections starting from €35. Veolia Transdev intends to continue its expansion on French soil, as well as on other markets as they gradually open up to competition. Chief among these is Germany, where Veolia Transdev is already the number one private operator with 10% of the market, and on the Dutch market, where the group aims to cement itself from 2015.

About Veolia Transdev
Born out of the merger of Veolia Transport and Transdev, a subsidiary of Veolia Environment and Caisse des Dépôts, Veolia Transdev is the world’s leading private player in the field of sustainable transport. Veolia Transdev advises and supports regional authorities, from the pre-project stage to the daily operation of public transport networks, including project management assistance. With 119,000 staff in 27 countries, the group operates 60,000 vehicles and 26 tram systems.
In 2010, Veolia Transport generated turnover of 5.7 billion euros, while Transdev’s turnover was 2.5 billion euros.
www.veoliatransdev.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Media contacts:
Bruno Negro, Communications Director Manager
T. + 33 (0)1 71 75 05 80 - bruno.negro@veoliatransdev.com

Media Communications Managers:
Laurence Audebert Soregaroli International Media Relations Manager T. + 33 (1) 41 09 24 08 laurence.audebertsoregaroli@veoliatransdev.com	Sophie Geng France Media Relations Manager T. + 33 (0)1 71 75 17 78 sophie.geng@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 28, 2011

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer